UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Jefferies Financial Group Inc.

(Name of Issuer)

Common Shares, Par Value $1 Per Share

(Title of class of securities)

47233W109

(CUSIP number)

Joseph S. Steinberg

c/o Jefferies Financial Group Inc.

520 Madison Avenue

New York, New York 10022

(212) 460-1900

(Name, address and telephone number of person authorized to receive notices and communications)

June 30, 2023

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 47233W 10 9	13D

1	Name of Reporting Person: Joseph S. Steinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 21,838,170
	8	SHARED VOTING POWER: 191,734
	9	SOLE DISPOSITIVE POWER: 21,838,170
	10	SHARED DISPOSITIVE POWER: 191,734

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 22,029,904
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.97%
14	TYPE OF REPORTING PERSON: IN

This Amendment No. 2 (“Amendment No. 2”) amends the Schedule 13D of Joseph S. Steinberg (the “Reporting Person”), first filed with the Securities and Exchange Commission on March 5, 2013 (the “Schedule 13D”), and amended by a filing on March 11, 2021. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

Item 1. Security and Issuer.

The Schedule 13D and Amendments thereto provide information on the Reporting Person’s beneficial ownership of Common Shares, par value $1 per share (the “Common Shares”), of Jefferies Financial Group Inc. (the “Company”). The Company’s address is 520 Madison Avenue, New York, NY 10022.

Item 2. Identity and Background.

(a), (b), (c) and (f):

The Reporting Person is Joseph S. Steinberg, Chairman of the Board, Jefferies Financial Group Inc., 520 Madison Avenue, New York, NY 10022. Jefferies Financial Group Inc. is engaged in investment banking and capital markets, asset management and direct investing. The Reporting Person is a United States citizen.

(d) and (e):

Not applicable.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item	4. Purpose of Transaction.

The response to Item 5(a) and (b) is incorporated by reference. The Reporting Person may, in the future, from time to time explore the feasibility of (including through discussions with the Company) acquiring or disposing of, and may acquire or dispose of, Common Shares in private transactions (including transactions with the Company or its affiliates), open market transactions or otherwise, subject to and depending, as appropriate, upon availability at prices deemed favorable by the Reporting Person. The Reporting Person may also receive awards of stock options, restricted stock, restricted stock units or other awards that could result in acquisitions of Common Shares, as compensation for service as a director and Chairman of the Company’s Board of Directors.

Item 5. Interest in Securities of the Issuer.

(a) and (b):

The Company has advised the Reporting Person that the number of outstanding Common Shares at June 30, 2023, was 220,917,136. This number of shares reflects a reduction in the outstanding class of Common Shares as compared to prior periods, as a result of the Company’s reacquisitions of its Common Shares.

The Reporting Person beneficially owned 22,029,904 Common Shares at June 30, 2023. At that date, the Reporting Person had sole voting and sole dispositive power over 21,838,170 shares, consisting of 2,438,979 shares held directly and 19,399,191 shares held by corporations wholly owned by the Reporting Person, family trusts or corporations wholly owned by family trusts. Shares over which the Reporting Person may have been deemed to have shared voting and shared dispositive power were 106,972 shares held by the Reporting Person’s spouse and 84,762 shares held in a charitable trust. Based on Common Shares outstanding at June 30, 2023, the Reporting Person beneficially owned 9.97% of the outstanding class of Common Stock.

(c), (d) and (e):

Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 5, 2023

/s/ Joseph S. Steinberg
Joseph S. Steinberg